RENOVORX, INC.

4546 El Camino Real, Suite B1

Los Altos, CA 94022

May 8, 2024

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Tamika Sheppard

Re:	RenovoRx, Inc.
Registration Statement on Form S-3 Filed April 26, 2024 File No. 333-278964

Dear Ms. Sheppard:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RenovoRx, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, as amended, so that it will become effective at 4:30 p.m., Eastern time, on Friday, May 10, 2024 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Shaun R. Bagai
Shaun R. Bagai
Chief Executive Officer